WILMERHALE

September 28, 2009	Stephanie C. Evans +1 202 663 6355(t) +1 202 663 6363(f) stephanie.evans@wilmerhale.com

By EDGAR

Securities and Exchange Commission

100 F St., N.E.

Mail Stop 4561

Washington, DC 20549

Attention:	Maryse Mills-Apentang

Michael F. Johnson

Re:	NYFIX, Inc. Preliminary Proxy Statement on Schedule 14A filed September 10, 2009 File No. 001-02292

Ladies and Gentlemen:

On behalf of our client, NYFIX, Inc. (“NYFIX”), set forth below are responses to the comment letter dated September 18, 2009 from Maryse Mills-Apentang to Lon Gorman regarding the above-captioned preliminary proxy statement filed by NYFIX under the Securities Act of 1933, as amended. For your reference, the heading and numbered paragraphs below correspond to the heading and numbered comments in the comment letter, with the Staff’s comments presented in italicized text.

The Merger Agreement, page 67

1. We note your disclosure that the representations and warranties are qualified by “certain other disclosures that were made to the other party in connection with the negotiation of the merger agreement” and by “information in a confidential disclosure letter.” Please note that disclaimers regarding the accuracy and completeness of disclosure are not sufficient when the company is aware of material contradictory information, and additional disclosure by the company is appropriate in such circumstances. Please revise to include a clear statement of your disclosure responsibilities with regard to material contradictory information. See Release 34-51283.

The requested revisions have been incorporated in the description of the merger agreement on page 67 of the proxy statement, and we have included with this letter a marked copy of the revisions.

2. We further note your statement regarding the possibility that the representations and warranties in the merger agreement may apply standards of materiality in a way different from what may be viewed as material to investors – but you do not tell investors which, if any, different way. The intent and effect of the language used is to undermine and to put into question the interpretation and reliability of a document that the Commission has required you file as an

Wilmer Cutler Pickering Hale and Dorr LLP, 1875 Pennsylvania Avenue NW, Washington, DC 20006

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WILMERHALE

Securities and Exchange Commission

September 28, 2009

appendix to your proxy statement. Either specifically identify which representations and warranties are subject to this language or delete this language.

The language described above has been deleted from the proxy statement.

****

Please call me at (202) 663-6355 with any questions or comments regarding the foregoing.

Thank you for your consideration.

Very truly yours,

/s/ Stephanie C. Evans Stephanie C. Evans

Attachments

cc: Annemarie Tierney, General Counsel and Corporate Secretary, NYFIX, Inc.

THE MERGER AGREEMENT

The description below describes the material provisions of the merger agreement ~~is not complete and~~. The description is qualified in its entirety by reference to the merger agreement, which is attached as Exhibit A and is incorporated herein by reference. ~~The merger agreement is attached to provide our stockholders with information regarding its terms. It is not intended to provide any other factual information about NYFIX, NYSE or Merger Sub.~~ You should read the merger agreement carefully in its entirety, as it is the legal document governing the transaction.

The merger agreement and the following ~~summary have been included~~description are intended to provide ~~you with~~ information regarding the terms of the merger ~~agreement and the transaction described in this proxy statement. The representations and warranties contained in the merger agreement have been made solely~~. It is not intended to provide any other factual information about NYFIX, NYSE or Merger Sub. Although the merger agreement contains representations and warranties made by each of NYFIX, NYSE or Merger Sub, the assertions embodied in those representations and warranties were made for purposes of the merger agreement and the closing conditions under the merger agreement, were made for the benefit of the other ~~parties to the merger agreement and are qualified by certain other disclosures that were made to the other party in connection with the negotiation of the merger agreement and information in a confidential disclosure letter provided by NYFIX to NYSE in connection with the signing of the merger agreement which disclosures are not reflected in the merger agreement. This confidential disclosure letter contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the merger agreement. Moreover, certain representations and warranties in the merger agreement were used for the purpose~~party to the merger agreement, were made as of specific dates and have been used for purposes of allocating risk between ~~NYFIX and NYSE~~the respective parties, rather than establishing matters ~~as facts and may apply standards of materiality in a way that is different from what may be viewed as material by you or other investors. Accordingly, you should not rely on~~of fact. The representations and warranties are qualified in a number of important respects, including through the use of negotiated exceptions for certain matters disclosed by the party that made the representations and warranties to the other party. Although the representations and warranties in the merger agreement ~~as characterizations of~~may not constitute the actual state of facts about ~~NYFIX or NYSE. Business and operational information regarding NYFIX can be found elsewhere~~the parties to the merger agreement as of a specific date, any specific material facts of which NYFIX is currently aware that materially qualify the representations and warranties in the merger agreement have been disclosed in this proxy statement ~~and in the other public documents that we file with the SEC.~~or in the information contained in NYFIX’s public reports filed with the SEC, as applicable. You should read the merger agreement together with the other information regarding NYFIX included in this proxy statement and the information that NYFIX publicly files in reports and statements with the SEC. See “Where You Can Find More Information” beginning on page ~~89~~[__].

September 28, 2009	100 Wall Street 26th Floor New York, NY 10005 Tel 212.809.3542 Fax 212.809.1013 www.nyfix.com

By EDGAR

Securities and Exchange Commission

100 F St., N.E.

Mail Stop 4561

Washington DC 20549

Attention:	Maryse Mills-Apentang
Michael F. Johnson

Re:	NYFIX, Inc. Preliminary Proxy Statement on Schedule 14A filed September 10, 2009 File No. 001-02292

Ladies and Gentlemen:

As General Counsel and Corporate Secretary of NYFIX, Inc. (the “Company”), I hereby provide the following response to your letter dated September 18, 2009 with respect to the Preliminary Proxy Statement on Schedule 14A filed by the Company with the Securities and Exchange Commission (the “Commission”) on September 10, 2009. The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing The Company further acknowledges that (i) staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and (ii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of the above. If you have any questions, please contact me at (646) 525-3090.

Very truly yours,

/s/ Annemarie Tierney Annemarie Tierney

cc:	Stephanie C. Evans, Wilmer Cutler Pickering Hale and Dorr LLP
Patrick J. Rondeau, Wilmer Cutler Pickering Hale and Dorr LLP

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